SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549


                                   FORM 11-K

               Annual Report Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934



      (Mark One):

      [x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required, Effective October 7, 1996).

      For the fiscal year ended December 31, 1996

                                     OR

      [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

      For the transition period from _______________ to _______________

      Commission file number:  1-11083

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Boston Scientific Corporation 401(k) Savings Plan

                    (f/k/a Boston Scientific Corporation
                    Long-Term Savings and Security Plan)

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Boston Scientific Corporation
                         One Boston Scientific Place
                            Natick, MA 01760-1537



                        Audited Financial Statements
                                and Schedules


                        Boston Scientific Corporation
                             401(k) Savings Plan



                   Years ended December 31, 1996 and 1995


              Boston Scientific Corporation 401(k) Savings Plan

                        Audited Financial Statements
                                and Schedules


                   Years ended December 31, 1996 and 1995



                                  Contents


Report of Independent Auditors....................................  1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits..............  2
Statements of Changes in Net Assets Available for Plan Benefits...  3
Notes to Financial Statements.....................................  4

Schedules

Schedule of Assets Held for Investment Purposes...................  8
Schedule of Reportable Transactions...............................  9



                       Report of Independent Auditors



401(k) Plan Committee
Boston Scientific Corporation
401(k) Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of Boston Scientific Corporation 401(k) Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                       /s/  Ernst & Young LLP
                                       -------------------------------------
                                            Ernst & Young LLP


Boston, Massachusetts
June 3, 1997


              Boston Scientific Corporation 401(k) Savings Plan

            Statements of Net Assets Available for Plan Benefits


                                                        December 31
                                                    1996           1995
                                                 --------------------------

Assets
Investments, at fair value:
  Money market assets                            $    81,038    $   332,884
  Investment funds                                91,494,333     30,946,607
  Participants' notes receivable                   3,325,994      1,252,842
                                                 --------------------------
                                                  94,901,365     32,532,333

Receivables:
  Contributions receivable from participants         800,332        198,815
  Contributions receivable from Plan Sponsor         481,507        134,301
  Due from Fidelity Capital Appreciation Fund             --      4,432,662
                                                 --------------------------
Total assets                                      96,183,204     37,298,111

Liabilities:
Accrued expenses                                      91,991         12,878
                                                 --------------------------
Total liabilities                                     91,991         12,878
                                                 --------------------------

Net assets available for plan benefits           $96,091,213    $37,285,233
                                                 ==========================

See accompanying notes.


              Boston Scientific Corporation 401(k) Savings Plan
       Statements of Changes in Net Assets Available for Plan Benefits
                   Years Ended December 31, 1996 and 1995

                                                                                1996
                                    --------------------------------------------------------------------------------------------
                                                                        (Information by Fund)
                                                --------------------------------------------------------------------------------
                                                             Fidelity   Fidelity    Scudder    Vanguard       BSC     A/R, Loans
                                     Combined     Income     Balanced   Magellan    Global      Index        Stock    and Other
                                      Total        Fund        Fund       Fund       Fund       Trust        Fund      Balances
                                    --------------------------------------------------------------------------------------------

Additions to net assets attributed
 to:
  Investment income:
    Interest and dividend income    $ 5,145,355 $   555,234 $  233,580 $ 3,356,771 $  501,235 $   325,635 $         - $  172,900
    Net realized gains on sale of
     investments                      4,613,823                338,575     298,131     64,892      54,595   3,857,630
    Net appreciation in fair value
     of investments                   2,959,002                                       543,711   2,415,291
                                    --------------------------------------------------------------------------------------------
                                     12,718,180     555,234    572,155   3,654,902  1,109,838   2,795,521   3,857,630    172,900
                                    --------------------------------------------------------------------------------------------

  Contribtuions:
    Contributions and rollovers
     from participants               49,563,545   8,324,280  2,277,434  11,463,010  3,912,739   7,048,370  16,068,685    469,027
    Contributions from Plan Sponsor   3,291,869     345,977    217,787   1,017,469    309,318     570,462     830,856
                                    --------------------------------------------------------------------------------------------
                                     52,855,414   8,670,257  2,495,221  12,480,479  4,222,057   7,618,832  16,899,541    469,027
                                    --------------------------------------------------------------------------------------------
      Total additions                65,573,594   9,225,491  3,067,376  16,135,381  5,331,895  10,414,353  20,757,171    641,927
Deductions from net assets
 attributed to:
  Benefits paid to participants       5,800,969   1,886,553    272,643   1,431,333    262,555     504,249   1,297,375    146,261
  Net depreciation in fair value of
   investments                          966,645                 82,380     884,265
                                    --------------------------------------------------------------------------------------------
      Total deductions                6,767,614   1,886,553    355,023   2,315,598    262,555     504,249   1,297,375    146,261
                                    --------------------------------------------------------------------------------------------
Net increase prior to loans,
 transfers and other activity        58,805,980   7,338,938  2,712,353  13,819,783  5,069,340   9,910,104  19,459,796    495,666
  Loans, transfers and other
   activity, net                                 (2,606,820)  (165,607) (3,516,687) 1,338,283   3,029,405     343,940  1,577,486
                                    --------------------------------------------------------------------------------------------
      Net increase (decrease)        58,805,980   4,732,118  2,546,746  10,303,096  6,407,623  12,939,509  19,803,736  2,073,152
Net assets available for plan
 benefits:
  Beginning of year                  37,285,233   6,805,350  3,136,970  13,203,539  2,684,877   4,573,814   5,627,841  1,252,842
                                    --------------------------------------------------------------------------------------------
  End of year                       $96,091,213 $11,537,468 $5,683,716 $23,506,635 $9,092,500 $17,513,323 $25,431,577 $3,325,994
                                    ============================================================================================


                                                                            1995
                          -------------------------------------------------------------------------------------------------------
                                                                    (Information by Fund)
                                      -------------------------------------------------------------------------------------------
                                                                           Fidelity
                                                  Fidelity    Fidelity     Capital     Scudder    Vanguard     BSC     A/R, Loans
                           Combined     Income    Balanced    Magellan   Appreciation  Global      Index      Stock    and Other
                            Total        Fund       Fund        Fund         Fund       Fund       Trust      Fund      Balances
                          -------------------------------------------------------------------------------------------------------

Additions to net assets
 attributed to:
  Investment income:
    Interest and dividend
     income               $ 1,732,897 $  337,447 $   217,402 $   768,516 $   332,574  $       76 $      411 $    3,799 $   72,672
    Net realized gains on
     sale of investments      556,923                 25,755     191,858     290,139                            49,171
    Net appreciation in
     fair value of
     investments            5,013,051                440,608   2,283,439                                     2,289,004
                          -------------------------------------------------------------------------------------------------------
                            7,302,871    337,447     683,765   3,243,813     622,713          76        411  2,341,974     72,672
                          -------------------------------------------------------------------------------------------------------
  Contribtuions:
    Contributions and
     rollovers from
     participants           6,485,343  1,130,224     944,006   2,250,209     949,283      25,729     46,366  1,123,605     15,921
    Contributions from
     Plan Sponsor           1,528,040    296,761     246,361     531,004     202,920      21,447     37,162    192,385
                          -------------------------------------------------------------------------------------------------------
                            8,013,383  1,426,985   1,190,367   2,781,213   1,152,203      47,176     83,528  1,315,990     15,921
                          -------------------------------------------------------------------------------------------------------
      Total additions      15,316,254  1,764,432   1,874,132   6,025,026   1,774,916      47,252     83,939  3,657,964     88,593
                          -------------------------------------------------------------------------------------------------------
Deductions from net assets
 attributed to:
  Benefits paid to
   participants             1,197,151    318,297     198,418     371,557     194,550                            54,905     59,424
  Net realized loss on
   sale of
  Net depreciation in fair
   value of investments
                          -------------------------------------------------------------------------------------------------------
      Total deductions      1,197,151    318,297     198,418     371,557     194,550                            54,905     59,424
                          -------------------------------------------------------------------------------------------------------
Net increase prior to
 loans, transfers and
 other activity            14,119,103  1,446,135   1,675,714   5,653,469   1,580,366      47,252     83,939  3,603,059     29,169
  Loans, transfers and
   other activity, net                   (56,048) (2,973,120) (1,020,525) (4,693,408)  2,637,625  4,489,875  1,300,243    315,358
                          -------------------------------------------------------------------------------------------------------
      Net increase
       (decrease)          14,119,103  1,390,087  (1,297,406)  4,632,944  (3,113,042)  2,684,877  4,573,814  4,903,302    344,527
Net assets available for
 plan benefits:
  Beginning of year        23,166,130  5,415,263   4,434,376   8,570,595   3,113,042                           724,539    908,315
                          -------------------------------------------------------------------------------------------------------
  End of year             $37,285,233 $6,805,350 $ 3,136,970 $13,203,539              $2,684,877 $4,573,814 $5,627,841 $1,252,842
                          =======================================================================================================

              Boston Scientific Corporation 401(k) Savings Plan

                        Notes To Financial Statements

                              December 31, 1996


1. Description of the Plan

The Plan was amended and restated effective January 1, 1996 and renamed the Boston Scientific Corporation 401(k) Savings Plan (the Plan).

The Plan is a defined contribution plan covering all eligible employees who have completed 30 days of service and have attained 21 years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A participant may contribute between 1% and 15% of his or her pretax annual compensation each year. Boston Scientific Corporation's (the Company) matching contribution is the lesser of 50% of the participant's elective contribution or 2% of eligible compensation, as defined.

At the discretion of the Boston Scientific Corporation Board of Directors (the Board), the Company may also make an additional discretionary contribution. Employees with three or more years of credited service on December 31, 1992 will be fully vested in such amounts and all other employees will become fully vested in such amounts after five years of credited service. No additional discretionary contribution was made in 1996 or 1995.

A participant can allocate his or her account among various alternative investment funds. Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of Plan earnings. The allocations of earnings are based upon each participant's account balance in relation to all participants' account balances. Each participant is immediately fully vested in his or her account, except as discussed above regarding discretionary contributions. The benefit to which a participant is entitled is the benefit included in the participant's account. Vested balances related to terminated participants approximated $9,051,000 and $5,052,000, respectively, at December 31, 1996 and 1995.

A participant may borrow from his or her fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his or her account balance. Loan terms range up to 5 years or up to 10 years for the purchase of a primary residence. However, participants of the defined contribution plans of the acquired companies (refer to Note 2) may retain the loan terms granted under their respective plans. Loan terms related to these participants range up to 5 years or up to 10 years for the purchase of a primary residence. The loan is secured by the balance in the participant's account and bears interest at a rate commensurate with local prevailing rates as determined by New York Life Benefit Services, Inc. (the Plan Administrator). Interest rates on loans outstanding at December 31, 1996 ranged from 6.3% to 10.5%. Principal and interest are paid ratably through payroll deductions.

Upon retirement or termination of service, a participant either receives a lump-sum amount equal to the value of his or her account or, if a participant's balance is greater than $3,500, he or she has the option of leaving the funds invested in the Plan. A participant may withdraw all or a portion of his or her contributions to the extent necessary to meet a financial hardship.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The foregoing description of the Plan provides only general information. Participants should refer to the "Summary Plan Description" for a more complete description of the Plan's provisions. Copies are available from the 401(k) Administrative Committee.

2. Boston Scientific Corporation Mergers and Acquisitions

During 1995, the Company completed five strategic acquisitions. The Company merged one of the defined contribution plans of the acquired companies into the Plan during 1995, one during 1996, and two in January 1997. The defined contribution plan of the other acquired company was terminated in 1996.

During 1996, the Company completed two additional strategic acquisitions. The Company merged the defined contribution plan of one of the acquired companies into the Plan on May 31, 1996. The defined contribution plan of the other acquired company was merged into the Plan in January 1997.

3. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the fund. Securities listed on a registered stock exchange are valued by the Plan Administrator, at the last reported sales price on the last business day of the Plan year. Any unlisted securities are valued at their closing bid price. The participant notes receivable are valued at cost which approximates fair value.

The net appreciation or depreciation on investments represents the difference between the current value and cost of investments in the aggregate. The realized gain or loss on investments is the difference between the proceeds received and the cost of investments sold.

The income fund includes guaranteed investment contracts issued by banks, insurance companies or other financial institutions pursuant to amounts deposited and interest at such fixed, variable or other rates specified under the terms of the agreement. Assets are valued at fair market value. A unit method is used to determine the equitable share of each participating trust in the fund. The crediting interest rate as of December 31, 1996 and the average yield for the year then ended were 5.9%.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

4. Investments

PNC Bank (the Trustee) holds the funds to manage, invest and reinvest in accordance with the provisions of the trustee's agreements.

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                     1996                        1995
                                           ---------------------------------------------------
                                            Number                      Number
                                           of Shares    Fair Value     of Shares    Fair Value
                                           ---------------------------------------------------

Investments at fair value as determined
 by quoted market price:
  Bankers Trust Income Fund                6,962,458    $ 6,962,458    6,592,690    $ 6,592,690
  Fidelity Balanced Fund                     400,625      5,640,802      411,576      5,564,507
  Fidelity Magellan Fund                     295,553     23,836,362      157,552     13,546,287
  BSC Stock Fund                             418,393     25,103,676      106,458      5,243,123
  Scudder Global Fund                        305,428      8,796,313           --             --
  Vanguard Index Trust - 500 Fund            246,841     17,071,554           --             --


The balances per the Statements of Changes in Net Assets Available for Plan Benefits reflect participant balances, by fund, and do not necessarily reflect invested balances due to pending transfers.

5. Transactions with Parties-In-Interest

Fees for legal, accounting and other services rendered during the year by parties-in-interest were paid by the Company. These fees were based on customary and reasonable rates for such services. During 1996 and 1995, the Company did not declare any dividends and accordingly, the Plan did not receive common stock dividends as a result of its BSC Stock Fund investment.

6. Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated July 9, 1992, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Company intends to file for a new determination letter during the 1997 plan year following the mergers of the defined contribution plans described in Footnote
2. The Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. Reconciliation of Financial Statements to Form 5500

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles, whereas the Form 5500 was prepared in accordance with the rules of ERISA. ERISA requires the calculation of realized gains (losses) to be based upon the difference between the proceeds from the asset sale and the fair value at the beginning of the year (or the purchase price if acquired during the year), whereas generally accepted accounting principles requires the calculation to be based on historical cost. The table below sets forth a reconciliation of the differences.


                                                                                Net Appreciation
                                                                   Net          in Fair Value of
                                                               Realized Gain      Investments
                                                               ---------------------------------

      Balance per the Form 5500                                $ 1,565,130         $ 5,041,050
      Adjustments to reflect different calculation methods       3,048,693          (3,048,693)
                                                               -------------------------------
      Balance per accompanying financial statements            $ 4,613,823         $ 1,992,357
                                                               ===============================


The above difference has no impact on the Plan's net assets available for plan benefits as it represents a reclassification within investment income only.

8. Subsequent Events

During the second quarter of 1997, the Company completed a strategic acquisition. The Company presently intends to merge the defined contribution plan of the acquired company into the Plan during the 1998 Plan year.

The 401(k) Administrative Committee voted to transfer administrative responsibilities from New York Life Benefit Services to The Vanguard Group effective July 1, 1997. Due to the conversion, Plan funds will be transferred to similar funds under the Vanguard administration. Participants will be given the opportunity to self direct these transfers if desired.



              Boston Scientific Corporation 401(k) Savings Plan

               Schedule of Assets Held for Investment Purposes

                              December 31, 1996

                                                                             Current
                                           Shares or Units      Cost          Value
                                           --------------------------------------------

Bankers Trust:
  Income Fund                                 6,962,458      $ 6,962,458   $ 6,962,458

Fidelity Funds:
  Balanced Fund                                 400,625        5,361,207     5,640,802
  Magellan Fund                                 295,553       22,571,433    23,836,362

Scudder Funds:
  Global Fund                                   305,428        8,423,657     8,796,313

Vanguard Funds:
  Index Trust 500 Portfolio Fund                246,841       14,795,226    17,071,554
  Money Market Reserves Prime Portfolio       4,083,168        4,083,168     4,083,168

Boston Scientific Corporation:*
  Stock Fund                                    418,393       12,717,739    25,103,676

PNC Bank:                                  Money Market
  Money Market Account                       Account              81,038        81,038

Participants' notes receivable with
 terms up to 10 years at interest
 rates of 6.3% to 10.5%                                        3,325,994     3,325,994
                                                             -------------------------

                                                             $78,321,920   $94,901,365
                                                             =========================


<F*> Indicates party-in-interest to the Plan.



              Boston Scientific Corporation 401(k) Savings Plan

                     Schedule of Reportable Transactions

                        Year Ended December 31, 1996


                                                       Purchase     Selling      Cost of      Fair Value on          Net
Identity of Party Involved   Description of Assets      Price       Price         Asset      Transaction Date   Realized Gain
-----------------------------------------------------------------------------------------------------------------------------

Category (i)--A single transaction in excess of 5%
--------------------------------------------------
 of plan assets
 --------------

Fidelity Investments         Fidelity Balanced Fund                $3,281,407   $3,035,301      $3,281,407        $246,106


Fidelity Investments         Fidelity Balanced Fund   $3,281,407                $3,281,407      $3,281,407


There were no category (ii) or (iv) reportable transactions during 1996.
------------------------------------------------------------------------



              Boston Scientific Corporation 401(k) Savings Plan

                     Schedule of Reportable Transactions

                        Year Ended December 31, 1996

                                                                     Total Number
                                                                    of Transactions
                                                                   Made by the Plan    Total Dollar   Total Dollar
                                                                    During the Year      Value of       Value of        Net
Identity of Party Involved         Description of Assets           Purchases   Sales    Purchases        Sales       Gain(Loss)
-------------------------------------------------------------------------------------------------------------------------------

Category (iii)--Series of transactions in excess of 5%
------------------------------------------------------
 of plan assets
 --------------

Vanguard Money Market Reserves     Income Fund                         34        41    $10,581,036    $6,497,868     $

Fidelity Investments               Fidelity Balanced Fund              37        33      4,952,705     5,107,648        338,575

Fidelity Investments               Fidelity Magellan Fund              37        34     16,402,171     5,323,517        298,131

Vanguard Funds                     Vanguard Index Trust 500 Fund       48        23     15,315,597       574,967         54,595

Scudder Funds                      Scudder Global Fund                 45        25      9,539,741     1,180,976         64,892

Boston Scientific Corporation*     BSC Stock Fund                     132       138     24,112,902     7,594,910      3,857,630

<F*>  Indicates a party-in-interest.




                                 SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Boston Scientific Corporation 401(k) Savings Plan

                             (f/k/a Boston Scientific Corporation
                             Long-Term Savings and Security Plan)


Date:  June 30, 1997      By:  /s/ Lawrence C. Best
                               ---------------------------------------------
                               Lawrence C. Best
                             Plan Administrator and Senior Vice President - Finance and Administration and Chief Financial Officer of Boston Scientific Corporation